EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

TZ HOLDINGS, L.P.,

TZ MERGER SUB, INC.

and

THE TRIZETTO GROUP, INC.

Dated as of April 11, 2008

INDEX OF DEFINED TERMS

Definition	Location
2005 Indenture	9.3(a)
2007 Indenture	9.3(b)
2012 Notes	9.3(c)
2025 Notes	9.3(d)
Acquisition Proposal	6.4(g)(i)
Action	4.9
Adverse Recommendation Change	6.4(c)
Affiliate	9.3(e)
Agreement	Preamble
Alternative Commitment Letter	6.2(b)
Alternative Financing	6.2(b)
Antitrust Law	6.7(e)
Apax Guarantors	Recitals
Book-Entry Shares	3.4(b)
Business Day	9.3(f)
Call Options	4.2
Certificate of Merger	2.3
Certificated Note	3.4(b)
Certificates	3.4(b)
Closing	2.2
Closing Date	2.2
Closing Date Notice	6.2(c)
Code	3.5
Company	Preamble
Company Board	Recitals
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Damages	8.3(e)
Company Disclosure Documents	4.7
Company Disclosure Letter	Article IV
Company Employee	6.8(a)
Company Equity Plans	3.2(a)
Company Intellectual Property	4.18(a)
Company Liability Limitation	8.3(g)
Company Parties	9.3(g)
Company Plans	4.11(a)
Company Product Software	4.18(d)
Company Registered IP	4.18(a)
Company SEC Documents	4.5(a)
Company Stock Option	3.2(a)
Company Stockholder Approval	4.3

v

Definition	Location
Company Stockholders Meeting	6.5(b)
Confidentiality Agreement	9.3(h)
Contract	4.15(a)
control	9.3(i)
Convertible Notes	9.3(j)
Costs	6.11(a)
Credit Agreement	6.1(b)(ix)
Debt Commitment Letter	5.7(a)
Debt Financing	5.7(a)
Delaware Secretary of State	2.3
DGCL	Recitals
Dissenting Shares	3.6
DOJ	6.7(b)
Effective Time	2.3
Environmental Laws	4.13(c)
Environmental Permits	4.13(c)
Equity Commitment Letters	5.7(b)
Equity Financing	5.7(b)
ERISA	4.11(a)
ESPP	6.8(g)
Exchange Act	4.4(b)
Financing	5.7(b)
Financing Agreements	6.2(b)
Financing Commitment Letters	5.7(b)
Foreign Antitrust Laws	4.4(b)
FTC	6.7(b)
GAAP	4.5(b)
Global Note	3.4(b)
Governmental Entity	4.4(b)
Guarantors	Recitals
Health Information Laws	4.10(b)
HIPAA	4.10(b)
HSR Act	4.4(b)
Indemnified Parties	6.11(a)
Indentures	9.3(k)
Intellectual Property Rights	4.18(e)
IRS	4.11(a)
knowledge	9.3(l)
Law	4.4(a)
Liens	4.2
Limited Guarantees	Recitals
Marketing Period	6.2(c)
Material Adverse Effect	4.1(a)
Material Contract	4.15(a)
Materials of Environmental Concern	4.13(c)
Merger	Preamble

Definition	Location
Merger Consideration	3.1(a)
Merger Sub	Preamble
Minimum Condition	6.14
Nonqualified Deferred Compensation Plan	4.11(b)(ix)
Notice of Superior Proposal	6.4(c)
Offer	Annex II
Offering Period	6.8(g)
Open Source Software	4.18(e)
Outside Date	8.1(b)(i)
Owned Software	4.18(e)
Parent	Preamble
Parent Damages	8.3(f)
Parent Disclosure Letter	Article V
Parent Liability Limitation	8.3(g)
Parent Material Adverse Effect	5.1(a)
Parent Parties	9.3(m)
Parent Plan	6.8(c)
Parent Termination Fee	8.3(c)
Paying Agent	3.4(a)
Payment Fund	3.4(a)
PBGC	4.11(b)(iii)
Permits	4.10(a)
Person	9.3(n)
Preferred Stock	4.2
Proxy Statement	4.7
Recommendation	6.5(b)
Regence Guarantors	Recitals
Representatives	6.4(a)
Rights	4.2
Rights Agreement	Recitals
Rights Plan Amendment	Recitals
SEC	9.3(o)
Securities Act	4.5(a)
Shares	3.1(a)
Software	4.18(e)
SOX	4.5(a)
Subsidiary	9.3(p)
Superior Proposal	6.4(g)(ii)
Surviving Corporation	2.1
Takeover Laws	4.19
Tax Returns	4.14(j)
Taxes	4.14(j)
Tender Offeror	6.14
Termination Fee	8.3(b)(iii)
Transaction Litigation	6.10
WARN	6.8(e)
Warrants	4.2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 11, 2008, between TZ Holdings, L.P., a Delaware limited partnership (“Parent”), TZ Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and The TriZetto Group, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect an acquisition of the Company by Parent through the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Company as the surviving corporation;

WHEREAS, in furtherance of the acquisition of the Company by Parent, the board of directors of the Company (the “Company Board”) has (i) determined that it is advisable and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and conditions set forth in this Agreement and in accordance with the DGCL, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub and the general partner of Parent (as the sole stockholder of Merger Sub) have each unanimously (i) approved this Agreement and declared it advisable and in the best interests of Parent and Merger Sub for Parent and Merger Sub, respectively, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company the Limited Guarantees (the “Limited Guarantees”) of Apax U.S. VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P. (the “Apax Guarantors”), BlueCross BlueShield of Tennessee, Inc. and Regence BlueCross BlueShield of Oregon, Regence BlueCross BlueShield of Utah and Regence BlueShield (the “Regence Guarantors” and together with the Apax Guarantors and BlueCross BlueShield of Tennessee, Inc., the “Guarantors”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Company and Computershare Trust Company, N.A. (as successor in interest to U.S. Stock Transfer Corporation) are entering into an amendment, dated as of the date hereof and in the form attached hereto as Annex I (the “Rights Plan Amendment”), to that certain Rights Agreement, dated as of October 2, 2000 (the “Rights Agreement”), so as to render the rights issued thereunder inapplicable to this Agreement and the transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

AGREEMENT

ARTICLE I

[INTENTIONALLY OMITTED]

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 11:00 a.m., eastern time, as soon as practicable, but in no event later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, NY 10022, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII as of any date, the parties shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing or Alternative Financing, as the case may be) and (b) the final day of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VII as of the date determined pursuant to this provision.

Section 2.3 Effective Time. Prior to the Closing Date, Parent and the Company shall prepare, and upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (as applicable, the

“Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation; Bylaws.

(a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that Article I thereof shall read as follows: “The name of the Corporation is The TriZetto Group, Inc.”

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that such bylaws shall be amended to reflect that the name of Surviving Corporation shall be The TriZetto Group, Inc.

Section 2.6 Directors. Each of the parties hereto shall take all necessary action to ensure that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation effective as of, and immediately following, the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.7 Officers. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Except as otherwise provided in this Agreement, each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”)

issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 3.l(b), (ii) any Dissenting Shares and (iii) any Shares as to which treatment in the Merger is separately agreed by Parent and the holder thereof after the date of this Agreement, which Shares shall be treated in the manner so agreed), together with the associated Rights, shall thereupon be converted automatically into and shall thereafter represent the right to receive $22.00 in cash, without interest, subject to deduction for any required withholding of Tax pursuant to Section 3.5 (the “Merger Consideration”), and shall be automatically cancelled and cease to exist.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and constitutes the only outstanding share of the capital stock of Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.

Section 3.2 Treatment of Options, Other Equity-Based Awards and Performance Unit Awards.

(a) At the Effective Time, each option or similar right (each, a “Company Stock Option”) to purchase or acquire Shares or other capital stock of the Company or its Subsidiaries granted under any employee, director or compensatory stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Equity Plans”), whether vested or unvested (except for Company Stock Options as to which treatment in the Merger is separately agreed by Parent and the holder thereof after the date of this Agreement, which Company Stock Options shall be treated in the manner so agreed), that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest, subject to deduction for any required withholding of Tax pursuant to Section 3.5) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof. At the Effective Time, any right outstanding or existing immediately prior to the Effective Time to purchase or acquire capital stock of the Company or its Subsidiaries pursuant to any compensatory arrangement (other than a Company Stock Option) shall be canceled and terminated without payment of any consideration so that after the Effective Time no current or former director, officer, employee, consultant or independent contractor of the Company or its Subsidiaries shall have any right to acquire any capital stock of the Company or its Subsidiaries.

(b) (i) With respect to each Performance Unit Award disclosed on Section 4.11(d) of the Company Disclosure Letter and each other Performance Unit Award (or substantially similar award) that is not required to be canceled pursuant to clause (ii)(A), below (collectively, the “Eligible Awards”), the Company shall, prior to the Effective Time, take such actions as may be necessary or appropriate to either, as elected by Parent, (1) pay out promptly after the Effective Time to each holder of an Eligible Award the Target Amount (or other similar term) of such Eligible Award, as shown on Section 4.11(d) of the Company Disclosure Letter with respect to Eligible Awards disclosed thereon, and terminate each such holder’s right to receive any amount in respect of the Eligible Awards in excess of such Target Amount or (2) keep the Eligible Awards outstanding in accordance with their current terms and conditions (subject to appropriate adjustment to the performance goals applicable to such Eligible Awards to reflect the consummation of the transactions contemplated by this Agreement and the number of shares of stock of the Surviving Corporation outstanding after the Effective Time); provided that if this alternative (2) is elected by Parent, (X) holders of Eligible Awards shall not vest in any right to receive payment in respect of such Eligible Awards by virtue of the consummation of the transactions contemplated by this Agreement, (Y) each holder of an Eligible Award who is not party to a CIC Agreement (as defined below) shall be promptly paid an amount equal to the Target Amount (or other similar term) of such Eligible Award, as shown on Section 4.11(d) of the Company Disclosure Letter with respect to Eligible Awards disclosed thereon, in the event such Holder is terminated by the Company and its subsidiaries without “Cause” (as such term is defined under the Company’s 1998 Long-Term Incentive Plan as in effect on the date hereof) prior to the date such Eligible Award would have been paid in the ordinary course and such Holder executes and does not revoke a standard release of claims and (Z) the amount ultimately payable to any holder of an Eligible Award who subsequently vests in the ordinary course in the right to receive a payment in respect of such Eligible Award shall be the Target Amount of such Eligible Award, as shown on Section 4.11(d) of the Company Disclosure Letter with respect to Eligible Awards disclosed thereon or, if greater, the amount payable pursuant to such Eligible Award based on the degree to which the performance goals (as modified as set forth above) applicable to such Eligible Award are achieved as of the date such holder becomes so vested.

(ii) In furtherance of Section 3.2(b)(i) above, the Company shall use its reasonable best efforts to take such actions as may be reasonably requested by Parent in good faith (which may include obtaining appropriate written consents of holders of Performance Unit Awards or adjusting performance goals applicable to any Performance Unit Award) to (A) cancel for no payment Performance Unit Awards (or other substantially similar award) not disclosed on Section 4.11(d) of the Company Disclosure Letter to the extent the aggregate “Target Amount” (or other similar term) of all such awards exceeds $250,000, (B) limit the aggregate amount of the Target Amounts for all Eligible Awards to an amount that does not exceed $6,467,408, (C) terminate, in the event alternative (1), above, is elected by

Parent, any right any holder of Eligible Award may have to receive an amount in excess of the Target Amount of such Eligible Award, as shown on Section 4.11(d) of the Company Disclosure Letter, (D) eliminate, in the event alternative (2), above, is elected by Parent, any right a holder of an Eligible Award may otherwise have to accelerated vesting of such Eligible Award as a result of the transactions contemplated hereby, and (E) otherwise implement the provisions of Section 3.2(b). Section 3.2(b) shall not require the Company to amend or modify any Change in Control Agreement by and between the Company and any employee (a “CIC Agreement”).

(c) Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 3.2.

Section 3.3 Treatment of Convertible Notes.

Pursuant to the terms of the Indentures and after the Effective Time, each holder of the 2012 Notes and the 2025 Notes will have the opportunity to convert such holder’s Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of Convertible Notes held by such holder) equal to: (a) with respect to the 2012 Notes, the product of $22.00 multiplied by (45.5114 plus the increase in the conversion rate as determined based on the make whole table set forth in section 4.13(b) of the 2007 Indenture) and (b) with respect to the 2025 Notes, the product of $22.00 multiplied by (53.0504 plus the increase in the conversion rate as determined based on the make whole table set forth in section 4.13(b) of the 2005 Indenture (in each case, subject to any deduction for any required withholding of Tax pursuant to the terms of the Indentures) (collectively, the “Convertible Note Consideration”). The Surviving Corporation shall pay to each holder that so converts the Convertible Note Consideration as soon as practicable following the Effective Time in accordance with the terms of the Indentures.

Section 3.4 Exchange and Payment.

(a) Prior to the Effective Time and subject to the terms of the Indentures, Merger Sub shall enter into an agreement with the Company’s transfer agent to act as agent for the stockholders and Convertible Note holders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration and the Convertible Note Consideration to which stockholders and Convertible Note holders, respectively, of the Company shall become entitled pursuant to this Article III. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to this Article III (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article III, except as provided in this Agreement. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration, the surrender of Convertible Notes for the Convertible Note Consideration and other amounts contemplated by this Article III.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares, (ii) uncertificated Shares represented by book-entry (“Book-Entry Shares”) which, in each case, were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a), (iii) an outstanding certificated Convertible Note (“Certificated Note”) or (iv) Convertible Note in global form (“Global Note”), (A) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates, Book-Entry Shares, Certificated Notes or Global Notes held by such Person shall pass, only upon proper delivery of the Certificates or Certificated Notes to the Paying Agent or, in the case of Book-Entry Shares or Global Notes, upon adherence to the procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a) or Certificated Notes or Global Notes for the Convertible Note Consideration payable with respect thereto pursuant to Section 3.3. Upon surrender of a Certificate, Book-Entry Share, Certificated Note or Global Note to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate, Book-Entry Share, Certificated Note or Global Note shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share or the Convertible Note Consideration for each Certificated Note or Global Note, as applicable, (in each case, subject to deduction for any required withholding of Tax pursuant to Section 3.5), to be mailed within five (5) Business Days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate, Book-Entry Share, Certificated Note or Global Note, and such Certificate, Book-Entry Share, Certificated Note or Global Note shall forthwith be cancelled. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate, Book-Entry Share, Certificated Note or Global Note. In the event that the Merger Consideration or Convertible Note Consideration is to be paid to a Person other than the Person in whose name any Certificate or Certificated Note is registered, it shall be a condition of payment that the Certificate or Certificated Note so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power or Certificated Note shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or Certificated Note or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 3.1(a), without any interest thereon.

(c) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares, together with the associated Rights, formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such

Shares formerly represented thereby, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(d) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(e) At any time following the date that is twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates, Book-Entry Shares, Certificated Notes or Global Notes, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration, without any interest, payable upon due surrender of their Certificate or Book-Entry Shares or to the Surviving Corporation as the successor to the Company with respect to the rights of the Convertible Notes pursuant to the Indentures.

(f) If any Certificate or Certificated Note shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate or Certificated Note to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate or Certificated Note, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate or Certificated Note the Merger Consideration payable or Convertible Note Consideration payable, as applicable, in respect thereof pursuant to this Agreement.

(g) Notwithstanding the foregoing, nothing in this Section 3.4 shall be deemed to modify the Company or the Surviving Corporation’s rights and obligations under the Indentures and in the event that there is any conflict between the terms of this Agreement and the Indentures regarding the Convertible Notes, the terms of the Indentures shall control.

Section 3.5 Withholding Rights. Parent, Merger Sub, the Company, the Surviving Corporation, and the Paying Agent shall deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options or otherwise pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands, exercises, and perfects his or her demand for appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL and shall be entitled to receive such consideration thereunder. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a). The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal or the right to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed or reflected in the Company SEC Documents filed on or after January 1, 2007 (other than disclosures in “Risk Factors” and “Note Regarding Forward Looking Statements” sections thereof and any other disclosures that are predictive or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is, materially adverse to (A) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (B) the ability of the Company to perform, in all material respects, its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include the effect of any circumstance, change, development, event or state of facts arising out of or attributable to any of the following, either alone or in combination: (1) the industry and markets in which the Company and its Subsidiaries operate generally, (2) general economic or political conditions (including, but not limited to, those affecting the securities markets, credit markets or interest rates), (3) the public announcement or pendency of this Agreement or the consummation of the transactions contemplated hereby including, but not limited to, the identity of the acquiror (including any delays or cancellations of orders, contracts or payments for the Company’s products or services or any loss of customers or suppliers or changes in such relationships or any loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities), (4) any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby, (5) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events (such as natural disasters, acts of God or other events not within the reasonable control of the Company) occurring after the date hereof, (6) any changes in applicable Laws, regulations or accounting rules, or interpretations thereof by courts or governmental agencies, (7) the failure of the Company to meet its projections or the issuance of revised projections that are more pessimistic than those at the time of this Agreement, (8) any increase in the cost or availability of financing to the Merger Sub or Parent, or (9) the taking of any action expressly contemplated by this Agreement or consented to by Parent or Merger Sub; provided, further, however, that any change, event, occurrence or effect referred to in clauses (1), (2), and (5) above shall be taken into account in determining a Material Adverse Effect to the extent of any disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries as the Company and its Subsidiaries.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), and the equivalent organizational documents of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of the Company or any of its Subsidiaries is in violation of any provision of the Company Charter or Company Bylaws, or equivalent organizational documents for each Subsidiary, except where any such violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for ownership of equity interests in its Subsidiaries and other than as set forth in Section 4.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

Section 4.2 Capital Stock. The authorized capital stock of the Company consists of (i) 95,000,000 Shares and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), 1,000,000 of which shares of Preferred Stock are designated as Series A Junior Participating Preferred Stock and have been reserved for issuance upon the exercise of the rights (the “Rights”) distributed to the holders of Shares pursuant to the Rights Agreement. As of March 31, 2008, (A) 43,100,410 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (B) 10,271,305 Shares were held in treasury, (C) no shares of Preferred Stock were outstanding, (D) an aggregate of 7,956,271 Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Company Stock Options issued pursuant to the 1998 Long-Term Incentive Plan, dated March 25, 2004, as amended (of which 7,408,666 Shares were subject to Company Stock Options and 547,605 Shares were outstanding and subject to vesting or forfeiture restrictions), (E) an aggregate of 49,880 Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Company Stock Options issued pursuant to the RIMS Stock Option Plan, dated November 30, 2000 (of which 49,880 Shares were subject to Company Stock Options), (F) an aggregate of 120,000 Shares were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Company Stock Options issued pursuant to the QCSI Stock Option Plan, dated January, 11 2007 (of which 120,000 Shares were subject to Company Stock Options), (G) an aggregate of 5,305,040 Shares (subject to increase as determined based on the make whole table set forth in section 4.13(b) of the 2005 Indenture) were subject to or otherwise deliverable in connection with the 2025 Notes, (H) an aggregate of 10,467,622 Shares (subject to increase as determined based on the make whole table set forth in section 4.13(b) of the 2007 Indenture) were subject to or otherwise deliverable in connection with the 2012 Notes, (I) an aggregate of 10,467,622 Shares (subject to increase pursuant to the terms of the Warrants (as defined below)) were subject to or otherwise deliverable in connection with the warrants evidenced by the Confirmation Agreement by and between the Company and UBS AG, London Branch, dated April 11, 2007, as amended, the Confirmation Agreement by and between the Company and Deutsche Bank AG, London Branch, dated April 11, 2007, as amended, and the Confirmation Agreement by and between the Company and Goldman Sachs & Co., dated April 11, 2007, as amended (collectively, the “Warrants”), and (J) an aggregate of 10,467,622 Shares were subject to the call options evidenced by the Confirmation Agreement by and between the Company and UBS AG, London Branch, dated April 11, 2007, the Confirmation Agreement by and between the Company and Deutsche Bank AG, London Branch, dated April 11, 2007 and the Confirmation Agreement by and between the Company and Goldman Sachs & Co., dated April 11, 2007 (the “Call Options”). Except as set forth above and except for changes since March 31, 2008 resulting from the exercise of Company Stock Options outstanding on such date or the vesting of Shares outstanding on such date subject to vesting or forfeiture restrictions, as of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) subscriptions, options, warrants, calls or other similar rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character, including, for the avoidance of doubt any profits, interests, stock appreciation rights, equity equivalents or phantom stock or any other right to receive payment relating to the issued or unissued capital stock or voting securities of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever. Section 4.2 of the Company Disclosure Letter sets forth, as of March 31, 2008, a list of all holders of outstanding Company Stock Options under any Company Plans, the date of grant, the number of Shares subject to such Company Stock Option, the price per share at which such Company Stock Option may be exercised, the expiration date and the status of any Option granted as qualified or nonqualified under Section 422 of the Code.

Section 4.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, if required by applicable Law, to the adoption and approval of this Agreement by the holders of at least a majority in voting power of the outstanding Shares in accordance with the DGCL and the rules and regulations of the Nasdaq Global Select Market (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger and if required by applicable Law, to obtaining the Company Stockholder Approval and to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Company Board has, at a meeting duly called and held in which all directors are present, (i) approved and declared fair to, advisable, and in the best interests of the Company’s stockholders, this Agreement and the transactions contemplated hereby, (ii) directed that this Agreement be submitted to the Company’s stockholders for their adoption, and (iii) subject to Section 6.4, has resolved to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby. In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The approval of this Agreement by the Company Board constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that Section 203 does not and will not apply to the execution and delivery of this Agreement or the consummation of the Merger.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law (including common law), rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) subject to obtaining the consents listed in Section 4.4(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as required under applicable requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any filings required under the applicable requirements of antitrust or other competition Laws of jurisdictions other than the United States or investment Laws relating to foreign ownership (“Foreign Antitrust Laws”), (iii) such filings as necessary to comply with the applicable requirements of the Nasdaq Global Select Market, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2006 (all such forms, reports, statements, certificates and other documents filed since January 1, 2006 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the

Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a subsequently filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act. The Company has made available to Parent copies of all material written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand since January 1, 2006. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents. Except as set forth in Section 4.5(a) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b) The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since September 30, 2007 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX.

(d) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant roles in the Company’s internal controls over financial reporting. Except as set forth in Section 4.5(d) of the Company Disclosure Letter, as of the date hereof, to the knowledge of the Company, the Company has not identified any material weaknesses in internal controls. To the knowledge of the Company, the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due. As of the date hereof, neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of SOX.

Section 4.6 No Undisclosed Liabilities. Except as set forth in Section 4.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued or contingent, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2007 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement, and (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.7 Certain Information. None of the documents required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Solicitation/Recommendation Statement on Schedule 14D-9, including any amendments or supplements thereto, the proxy or information statement of the Company (including any related documents required to be filed by the Exchange Act in connection with the Merger or the transactions contemplated hereby) (the “Proxy Statement”), to be filed with the SEC for use in connection with the solicitation of proxies from the Company’s stockholders in connection with the Merger and the Company Stockholders Meeting, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company Disclosure Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2007 through the date of this Agreement, except as set forth in Section 4.8 of the Company Disclosure Letter and except as otherwise contemplated or permitted by this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of the Company or any of its Subsidiaries shall have taken any action that if such action had occurred after the date hereof would not have been permitted under Section 6.1 without Parent consent, and (c) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 4.9 Absence of Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.10 Compliance with Laws; HIPAA.

(a) Except with respect to the Securities Act and the Exchange Act, Health Information Laws, ERISA and foreign employment matters, Environmental Laws and Laws with respect to Taxes, which are the subject of Sections 4.5, 4.10(b), 4.11, 4.13 and 4.14 respectively, the Company and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties or assets are bound or affected, except where any non-compliance would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect. Except with respect to Environmental Laws (which are the subject of Section 4.13), the Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, grants, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, and no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company threatened, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with all applicable Health Information Laws, in each case to the extent such Health Information Laws require compliance by the Company, and have implemented all measures required for them to comply with the Health Information Laws and all other applicable data protection or privacy Laws and healthcare Laws; (ii) the Company and each of its Subsidiaries, as applicable, have entered into Business Associate (as defined in HIPAA) agreements, where required, and are in compliance with the terms of such agreements to which the Company or any of its Subsidiaries is a party or otherwise bound; (iii) the Company and each of its Subsidiaries have not received any written inquiries, complaints or notices from the U.S. Department of Health and Human Services or any other Governmental Entity regarding the Company’s or any of its Subsidiaries’ compliance with the Health Information Laws, and no security breach or other incident has occurred that could reasonably be expected to result in any such inquiries, complaints or notices; and (iv) to the knowledge of the Company, no Business Associate of the Company or any of its Subsidiaries is in violation of Health Information Laws. For purposes of this Agreement, “Health Information Laws” means all federal and state law relating to patient, medical or individual healthcare information, including the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended, and any rules or regulations promulgated thereunder.

Section 4.11 Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “multiemployer plan” (within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, retention, material fringe benefit, bonus, incentive, deferred compensation and all other material benefit or compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee, officer, director or contractor of the Company or any of its Subsidiaries has any present or future right to benefits, or with respect to which the Company or any of its Subsidiaries has had or has any present or future material liability or obligation. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and (iv) if applicable, for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

(b) With respect to the Company Plans

(i) each Company Plan has been established, maintained, funded and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and any other applicable Laws, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan except to the extent that the inaccuracy of any of the representations set forth in this clause (i) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and nothing has occurred that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary or fiduciary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions except to the extent that the inaccuracy of any of the representations set forth in this clause (iii) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(iv) no Company Plan is subject to Title IV of ERISA or subject to Section 412 of the Code and neither the Company nor any of its Subsidiaries has any current or potential liability or obligation under Title IV of ERISA or Section 412 of the Code;

(v) no Company Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA and neither the Company nor any of its Subsidiaries has any current or potential liability or obligation under or with respect to any such “multiemployer plan”;

(vi) neither the Company nor any of its Subsidiaries has any current or potential liability or obligation as a result of at any time being treated as a single employer with any other Person under Section 414 of the Code;

(vii) neither the Company nor any of its Subsidiaries has any liability or obligation under any plan or arrangement that provides for post-retirement or post-termination health, life insurance or other welfare-type benefits except as required by Section 4980B of the Code or any similar state or local law and the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation;

(viii) except as set forth in Section 4.11(b)(viii) of the Company Disclosure Letter, none of the Company Plans provides for payment of a benefit or compensation, the increase of a benefit or compensation amount, the payment of a contingent benefit or compensation or the acceleration of the payment or vesting of a benefit or compensation determined or occasioned, in whole or in part (or in combination with any other event), by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby; and

(ix) each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in good faith, reasonable compliance with Section 409A of the Code since January 1, 2005.

(c) The deduction of amounts deducted within the past three years by the Company or any of its Subsidiaries or to be deducted by the Company or any of its Subsidiaries with respect to the 2007 calendar year is not reasonably expected to be disallowed as a result of Code § 162(m) (or any corresponding provision of state, local or foreign tax law).

(d) Section 4.11(d) of the Company Disclosure Letter lists all outstanding Performance Unit Awards, the performance period and performance measures used to determine qualification for a payment under the Performance Unit Awards, and the range in amounts of cash that would be payable under each Performance Unit Award upon satisfaction of the relevant performance measures, including the threshold, target, and maximum payment ranges.

Section 4.12 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.13 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries have complied and are in compliance with all applicable Environmental Laws, and have obtained and complied with and are in compliance with all applicable Environmental Permits required under such Environmental Laws, including all those to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property currently or to the knowledge of the Company formerly owned or operated by the Company or any of its Subsidiaries, except under circumstances that have not resulted and would not result in liability (contingent or otherwise) for the Company or any of its Subsidiaries under any applicable Environmental Law, and neither the Company nor any of its Subsidiaries (nor any of their respective predecessors or Affiliates) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any Person to, any Materials of Environmental Concern, or owned or operated its business or any property or facility, so as to give rise to any liabilities (contingent or otherwise) pursuant to Environmental Laws; (iii) neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved, including with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities (contingent or otherwise) pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, codes, Laws, or decrees concerning public health and safety, worker health and safety, or pollution or protection of the environment (including the quality of the ambient air, soil, surface water or groundwater), in effect as of or prior to the Closing Date.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such, or any other material, substance or waste for which liability or standards of conduct can be imposed, under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

Section 4.14 Taxes. Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true, correct and complete;

(b) neither the Company nor any of its Subsidiaries is delinquent in the payment of any Tax, except with respect to Taxes contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries included in the most recent Company SEC Documents in accordance with GAAP;

(c) no Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent; and

(d) as of the date of this Agreement, there is no audit, judicial proceeding or other examination now pending, or to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries with respect to any Tax;

(e) except as set forth in Section 4.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement including, without limitation, this Agreement, which has resulted in or could give rise to the payment of any amount that is not deductible or upon which a penalty or excise tax could be imposed pursuant to sections 280G or 4999 of the Code.

(f) the Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries included in the most recent Company SEC Documents in accordance with GAAP;

(g) neither the Company nor any Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any present or former Subsidiary) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign Law);

(h) during the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction that was purported or intended to governed by section 355 or section 361 of the Code;

(i) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations thereunder; and

(j) As used in this Agreement:

“Taxes” means all United States federal, state or local or non United States taxes, assessments, charges, duties, levies or other similar governmental charges, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of a predecessor entity; and

“Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

Section 4.15 Contracts.

(a) Except for this Agreement and except as set forth in Section 4.15 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any note, bond, mortgage, indenture, contract, agreement, arrangement, lease, license, permit or other instrument or obligation (each, a “Contract”) that (i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; or (ii) is material to the business or operations of the Company and its Subsidiaries (each such Contract as described in this Section 4.15, a “Material Contract”).

(b) Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no breach of nor any default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto.

Section 4.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect, all premiums due thereon have been paid, and such policies provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 4.17 Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries (a) has good title to all the properties and assets reflected in the audited balance sheet of the Company as at December 31, 2007 included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (i) statutory Liens securing payments not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) Liens permissible under any applicable loan agreements and indentures and (iv) such imperfections or irregularities or title, easements, rights of way and other Liens, whether or not of record, that do not materially affect the use of the properties or assets subject thereto for the purposes for which they are currently being used. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries is the lessee of all leasehold estates reflected in the audited balance sheet of the Company as at December 31, 2007 included in the Company SEC Documents or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or tradenames, applications to register trademarks and service marks, patents, patent applications, registered copyrights, applications to register copyright and domain names owned or filed by or on behalf of the Company or any of its Subsidiaries on the date hereof (collectively, “Company Registered IP”). No Company

Registered IP is the subject of any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all right, title and interest in and to all Company Registered IP, and all other Intellectual Property Rights necessary for or used in the business or operations of the Company and its Subsidiaries as presently conducted, (collectively, “Company Intellectual Property”) is owned by the Company or one of its Subsidiaries free and clear of all Liens, except for Liens listed in Section 4.18(a) of the Company Disclosure Letter, or used or held for use in the business or operations of the Company and its Subsidiaries pursuant to a valid and enforceable license. Neither the Company nor any of its Subsidiaries has received any written notice or claim in the year prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain and protect the Company Intellectual Property, including the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks; provided, however, Parent and Merger Sub agree and acknowledge that neither the Company nor its Subsidiaries were under any obligation to file or apply for protection of, or register, any Intellectual Property.

(c) To the knowledge of the Company: (i) the Company and its Subsidiaries are not infringing upon or misappropriating any Intellectual Property Rights of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the two years prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) no third party is misappropriating or infringing any Intellectual Property Rights owned by the Company or any of its Subsidiaries and (iii) no Intellectual Property Rights owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect: (i) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the Company or any of its Subsidiaries granting to any Person any rights or licenses to any material Owned Software included in the Company’s products, as set forth in Section 4.18(d)(i) of the Company Disclosure Letter (the “Company Product Software”), including any source code therefor; (ii) the Company and its Subsidiaries are in actual possession of or have necessary control over the source code and object code for all Company Product Software, and neither the Company nor any of its Subsidiaries has disclosed source code to the Company Product Software to any Person other than pursuant to written confidentiality terms that reasonably protect the Company’s rights in such Company Product Software or pursuant to a written escrow agreement; and (iii) except as set forth in Section 4.18(d)(iii) of the Company Disclosure

Letter, except in connection with a deposit into escrow pursuant to a written escrow agreement, neither the Company nor any of its Subsidiaries has a duty or obligation (whether present, contingent or otherwise) under any Material Contract to deliver, license or make available the source code for the Company Product Software to any Person, and no event has occurred, and no circumstance or condition exists under any Material Contract or any Contract granting license rights to Open Source Software that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Product Software to any Person.

(e) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Intellectual Property Rights” means any and all of the following in any jurisdiction throughout the world, and all corresponding rights, presently or hereafter existing, whether arising by operation of law, contract, license or otherwise: (a) all inventions (whether or not patentable or reduced to practice), all improvements thereto, and all patents and industrial designs, patent and industrial design applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith; (b) all trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, Internet domain names, and all other indicia of origin, together with all translations, adaptations, derivations, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing; (c) all works of authorship (whether or not copyrightable), copyrights (including “look-and-feel”), database rights and moral rights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets, know-how, technologies, processes, techniques, protocols, methods, formulae, algorithms, compositions, industrial models, architectures, layouts, designs, drawings, plans, specifications, methodologies, ideas, research and development, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) all software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation); (f) all other proprietary and intellectual property rights; (g) all rights to collect royalties, products and proceeds in connection with any of the foregoing; (h) all rights to sue and bring other claims for past, present and future infringement, misappropriation or other violation of any of the foregoing, and all rights to recover damages (including attorneys’ fees and expenses) or lost profits in connection therewith; and (i) all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Open Source Software” means any software that is generally available to the public in source code form under licenses substantially similar to the GNU General Public License, the GNU Lesser General Public License, the BSD License and the Apache License, or any other license that contains terms that may require, whether or not conditionally, disclosure of any source code (other than the unmodified third party source code made available under such license).

“Owned Software” means all Software used, licensed or otherwise exploited by the Company and its Subsidiaries that is owned or purported to be owned by the Company or its Subsidiaries.

“Software” means computer software or firmware in any form, including but not limited to computer instructions, commands, programs, modules, routines, procedures, rules, libraries, macros, algorithms, tools, and scripts, and all documentation of or for any of the foregoing.

Section 4.19 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.9, no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under of any state Laws in the United States apply to this Agreement, the consummation of the Merger, or any of the other transactions contemplated hereby.

Section 4.20 Rights Plan. The Company Board has approved, and the Company has delivered, concurrently with the execution of this Agreement, the Rights Plan Amendment which will (a) render the Rights Agreement inapplicable to the transaction contemplated by this Agreement and (b) cause the Rights to expire immediately prior to the Effective Time, and such Rights Plan Amendment is in full force and effect.

Section 4.21 Related Party Transactions. No executive officer or director of the Company or any Person owning 5% or more of the Shares or any Affiliate or family member of any such officer, director or owner is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property or assets owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months, in each case, that is of a type that would be required to be disclosed in the Company SEC Reports pursuant Item 404 of Regulation S-K that has not been so disclosed.

Section 4.22 Brokers. No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and correct copy of its engagement letter with UBS Securities LLC.

Section 4.23 Opinion of Financial Advisor. UBS Securities LLC has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of the date of such opinion specified therein, the Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than as set forth in such opinion). A complete copy of the written opinion will be made available to Parent solely for informational purposes as soon as practicable after the date of this Agreement. As of the date of this Agreement, such opinion has not been withdrawn or revoked or otherwise modified in any material respect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Parent is a limited partnership and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub (i) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (i) and (ii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby.

(b) Parent has previously furnished to the Company a true and complete copy of the certificate of formation and limited partnership agreement of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its certificate of formation, limited partnership agreement, certificate of incorporation or bylaws, as applicable, in any material respect.

Section 5.2 Authority. Each of Parent and Merger Sub has all necessary partnership or corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the general partner of Parent and the board of directors of Merger Sub, and no other partnership or corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 5.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of formation or limited partnership agreement of Parent or the certificate of incorporation or bylaws of Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and the waiting periods referred to therein have expired and any condition precedent to such consent, approval, authorization or waiver has been satisfied and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities and “blue sky” laws, (ii) the filings required under the HSR Act and any filings required under Foreign Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements of the Nasdaq Global Select Market, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 Certain Information.

(a) None of the information supplied or to be supplied by Parent or Merger Sub with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

Section 5.5 Absence of Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no

Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 5.6 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 3,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 5.7 Financing.

(a) Section 5.7(a) of the Parent Disclosure Letter sets forth true, accurate and complete copies of an executed commitment letter from Royal Bank of Canada (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Merger Sub for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). A true, accurate and complete copy of the fee letter related to the Debt Commitment Letter has been made available to the Company in redacted form.

(b) Section 5.7(b) of the Parent Disclosure Letter sets forth true, accurate and complete copies of executed commitment letters from the Guarantors (collectively, the “Equity Commitment Letters”, pursuant to which, and subject to the terms and conditions thereof, the parties thereto have committed to fund the amounts set forth therein to Parent for the purpose of funding in part, the Merger Consideration at the Closing as contemplated by this Agreement (the “Equity Financing”, and together with the Debt Financing, the “Financing”). The Debt Commitment Letter and Equity Commitment Letters are collectively referred to herein as the “Financing Commitment Letters”.

(c) As of the date hereof, the Commitment Letters are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Commitment Letters, in the form so delivered, is a legal, valid and binding obligation of Parent and/or Merger Sub, as applicable, and the other parties thereto. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Commitment Letters. Parent is unaware of any fact or occurrence existing on the date hereof that (with or without notice, lapse of time, or both) would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate, (x) result in any of the conditions in the Commitment Letters not being satisfied, (y) cause any of the Commitment Letters to be ineffective, or (z) otherwise result in the funding contemplated in the Commitment Letters not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement, if any. The Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent and/or Merger Sub on the terms therein.

(d) Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantees with respect to certain matters on the terms specified therein. The Limited Guarantees are in full force and effect and are the valid, binding and enforceable obligation of the Guarantors, (except to the extent that enforceability may be limited to by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditor’s rights generally or by general principals of equity), and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantees.

Section 5.8 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 5.9 Ownership of Shares. As of the date hereof, neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 5.10 Brokers. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities Inc. and Cain Brothers & Company, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11 No Other Representations or Warranties. Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to the Company or any of its Subsidiaries, except as expressly set forth in Article V, and that the Company hereby specifically disclaims any such other representations or warranties.

Section 5.12 Access to Information. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review, and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on an representation or warranty by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article V.

Section 5.13 Certain Actions. Except as set forth in Section 5.13 of the Parent Disclosure Letter, there are no Contracts or understandings between Parent, Merger Sub or the

Guarantors, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof, that relate in any way to the Company or the transactions contemplated hereby. Prior to the Company Board approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly permitted by this Agreement, (ii) as disclosed in Section 6.1(b) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course of business, and the Company shall, and cause its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its business organization, to preserve its present relationships with customers, suppliers and other Persons with which it has material business relations and to keep available the services of those of its present officers, employees and consultants who are integral to the operation of the businesses as presently conducted; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 6.1(b).

(b) Between the date of this Agreement and the Effective Time, except (i) as expressly permitted by this Agreement, (ii) as disclosed in Section 6.1(b) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), neither the Company nor any of its Subsidiaries shall:

(i) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any shares of its capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock, except (1) pursuant to the exercise of Company Stock Options outstanding as of the date hereof and in accordance with the terms of such instruments, (2) issuances in accordance with the Rights Agreement, (3) the grant of Company Stock Options or other awards under any Company Equity Plan set forth in Section 6.1(b)(ii) of the Company Disclosure Letter and in effect on the date hereof (and issuances of Shares pursuant thereto) made in the ordinary course of business, (4) pursuant to the conversion or settlement of the Convertible Notes outstanding as of the date hereof and in accordance with the terms of such instruments, or (5) pursuant to the exercise or settlement of the Warrants outstanding as of the date hereof and in accordance with the terms of such instruments;

(iii) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries;

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v) (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are material to the Company and its Subsidiaries taken as a whole, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) sell, license or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are material to the Company and its Subsidiaries taken as a whole, other than sales or dispositions of inventory and other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts and in no event shall the Company sell, pledge, dispose of or encumber any of the auction rate securities disclosed in Section 4.8 of the Company Disclosure Letter;

(vi) other than in the ordinary course of business consistent with past practice, enter into, materially modify or amend or terminate any Material Contract or any Contract that (A) would be a Material Contract if in effect on the date hereof or (B) which contains a change of control provision in favor of the other party or parties thereto or would otherwise require a payment or give rise to any rights to such other party or parties in connection with the Merger and/or the transactions contemplated in this Agreement;

(vii) make or authorize, or enter into any agreements or arrangements to make or authorize, any material new capital expenditures which are, in the aggregate, in excess of the Company’s annual capital expenditure budget as set forth in Section 6.1(b)(vii) of the Company Disclosure Letter;

(viii) purchase any real property;

(ix) (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or issue any debt securities (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), or (D) become party to any hedging, derivatives or similar contract or arrangement, in the case of clauses (A)

and (C), other than in the ordinary course of business consistent with past practice, including pursuant to the Company’s Amended and Restated Credit Agreement, dated October 1, 2007, by and among the Company, each of its Subsidiaries and Wells Fargo Foothill, Inc. (the “Credit Agreement”);

(x) except to the extent required by applicable Law (including Section 409(A) of the Code), any arrangement in effect as of the date hereof or as expressly permitted by this Agreement, (A) increase the compensation or benefits of any director or executive officer or employee of the Company or any of its Subsidiaries, except in the case of employees who are not officers, in the ordinary course of business consistent with past practice, (B) establish, enter into, amend or adopt any Company Plan or compensation or benefit plan, collective bargaining agreement, plan, trust, fund, policy or arrangement or amend or establish any performance bonus targets, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit or any of its current or former employees, officers, directors or any of their beneficiaries, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Stock Options or other equity-related award, (D) terminate (other than in a manner which does not give rise to any severance or termination payments) the employment or service of any director, officer or employee of the Company or any of its Subsidiaries, (E) enter into any employment agreement with any employee of the Company or any of its Subsidiaries (except (x) for employment agreements terminable on less than thirty (30) days’ notice without penalty and (y) for extension of employment agreements in the ordinary course of business consistent with past practice) or (F) make any change to any Contract, agreement, arrangement or understanding, enter into any Contract, agreement, arrangement or understanding with any officer, director, employee or consultant of the Company or its Subsidiaries or take any action or fail to take any action which would (with the passage of time, the consummation of the transactions contemplated hereby or otherwise) require a payment or give rise to any rights of such parties in connection with the change of control of the Company contemplated by this Agreement;

(xi) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) compromise, settle, come to an arrangement regarding or agree to compromise settle or come to an arrangement regarding any Action, or consent to the same, other than compromises, settlements arrangements or agreements with respect to Actions not relating to this Agreement or the transactions contemplated hereby in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $500,000 individually or $1,000,000 in the aggregate; provided, that any Action relating to this Agreement or the transactions contemplated hereby shall be governed exclusively by Section 6.16.

(xiii) take, or fail to take, an action which would (A) constitute an event of default under the Credit Agreement, the 2005 Indenture or the 2007 Indenture or (B) increase the obligations of the Company or any of its Subsidiaries under, or decrease the rights or benefits of the Company or any of its Subsidiaries under the Warrants or the Call Options, as applicable;

(xiv) (A) make, change or rescind any material Tax election adopt or change any accounting method for Tax purposes, (B) change an annual accounting period for Tax purposes, (C) file an amendment to any material Tax Return, (D) enter into any closing agreement, settle or compromise any material Tax claim or assessment relating to the Company or any of its Subsidiaries (except with respect to the settlement or compromise of any Tax liability for an amount that is not in excess of the amount reserved in respect thereof on the financial statements of the Company and its Subsidiaries included in the Company SEC Documents), (E) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries (except for extensions routinely granted during the course of an examination or audit that is ongoing as of the date hereof and set forth in Section 4.14 of the Company Disclosure Letter), if any such action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries or decreasing any Tax attribute of the Company or any of its Subsidiaries (except to the extent that any such action is required by Law).

Section 6.2 Financing Cooperation.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letters in a timely manner, including using its reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter or on other terms no less favorable to Parent or Merger Sub (including with respect to the conditionality thereof), (ii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to Parent and/or Merger Sub in such definitive agreements, and (iii) not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under the Debt Commitment Letter, if such amendment, modification or waiver reduces the aggregate amount of the Debt Financing without a corresponding increase in the amount of the committed Equity Financing and/or the amount of cash on the Company’s balance sheet as of the Closing Date (as compared to the amount of cash on the Company’s balance sheet as of the date hereof) or amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Debt Financing less likely to occur; provided, however, that Parent and/or Merger Sub may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents or similar entities who did not execute the Debt Commitment Letter as of the date hereof, or otherwise, so long as the terms would not expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter as of the date hereof or otherwise delay the Closing.

(b) In the event that all or any portion of the Debt Financing is not provided in accordance with the terms of the Debt Commitment Letter, (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event (taking into account the expected timing of the Marketing Period), on terms no less favorable in the aggregate to Parent and Merger Sub (as determined in the reasonable judgment of Parent and Merger Sub) than those in the Debt Commitment Letter (the “Alternative Financing”) and, to obtain a new financing commitment letter related to such Alternative Financing (the “Alternative Commitment Letter”). To the extent applicable, each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and things necessary, proper or advisable to arrange promptly and consummate the Alternative Financing on the terms and conditions described in the Alternative Commitment Letter in a timely manner, including using reasonable best efforts to (i) negotiate definitive agreements with respect to the Alternative Financing (such definitive agreements, or any definitive agreements entered into under Section 6.2(a), the “Financing Agreements”), (ii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to Parent and Merger Sub in such definitive agreements, and (iii) upon satisfaction of such conditions, to use its reasonable best efforts to cause the funding of such Alternative Financing; provided, that Parent and Merger Sub may replace or amend the Alternative Commitment Letter to add lenders, lead arrangers, bookrunners, agents or similar entities who did not execute the Alternative Commitment Letter as of the date hereof, or otherwise, so long as the terms would not expand upon the conditions precedent to the Alternative Financing as set forth in the Alternative Commitment Letter as of the date hereof or otherwise delay the Closing.

(c) Parent and Merger Sub shall, and shall use their reasonable best efforts to cause their Representatives to, comply with the terms of the Debt Commitment Letter, the Alternative Commitment Letter, the Financing Agreements and any related fee and engagement letters. Parent shall (i) furnish complete, correct and executed copies of the Financing Agreements promptly upon their execution for information purposes only, and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or the Alternative Financing). For purposes of this Agreement, unless otherwise agreed among the parties hereto, the “Marketing Period” shall mean the first period of 30 consecutive days after the date hereof throughout which (i) (A) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.2(d) and (B) no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 7.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 30 consecutive day period, and (ii) the conditions set forth in 7.1 have been satisfied (other than conditions that by their nature can only be satisfied at the Closing); provided, that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained and (y) if the Marketing Period would not end on or prior to August 1, 2008, the Marketing Period shall commence no earlier than September 8, 2008, and (z) the Marketing Period shall not be deemed to have commenced if, (1) after the date hereof and prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Documents, (2) if the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 30 consecutive day period would not be sufficiently current on any day during such 30 consecutive day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of the 30 consecutive day period or (3) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company. During the Marketing Period, subject to the satisfaction of the conditions set forth in Article VII as described in Section 2.2, Parent shall be entitled to deliver written notice to the Company on no less than three (3) Business Days’ notice of its intention to effect a Closing (a “Closing Date Notice”); provided that (I) any Closing Date Notice may be withdrawn and a new Closing Date Notice may be delivered with respect to a later Closing Date on no less than three (3) Business Days’ notice, and (II) the Closing Date specified in the Closing Date Notice may be conditioned upon the simultaneous completion of the Debt

Financing or the Alternative Financing, as the case may be; provided, that if such Debt Financing is not completed for any reason at any time such Closing Date Notice shall automatically be deemed withdrawn.

(d) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause its and their respective Representatives to, provide to Parent and Merger Sub all cooperation reasonably requested by Parent in connection with the Debt Financing or the Alternative Financing, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions with prospective lenders and sessions with rating agencies, and participation in a reasonable number of meetings and negotiating sessions with respect to the definitive financing arrangements for the Debt Financing or the Alternative Debt Financing, (ii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank and mezzanine information memoranda, prospectuses and similar customary documents required in connection with the Debt Financing or the Alternative Financing, including execution and delivery of customary representation letters reasonably satisfactory in form and substance to the Company in connection with bank information memoranda, (iii) as promptly as practical, furnishing Parent and its Debt Financing or Alternative Financing sources with all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in a registration statement on Form S-1 (or any applicable successor form) under the Securities Act for a public offering to consummate the offering(s) of debt securities contemplated by any Alternative Commitment Letter, if applicable, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as the offering(s) of debt securities contemplated by such Alternative Commitment Letters, or as otherwise required in connection with the Debt Financing or Alternative Financing and the transactions contemplated by this Agreement (all such information in this clause (iii), the “Required Financial Information”), (iv) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to the Debt Financing or the Alternative Financing, as reasonably requested by Parent, (v) providing financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including monthly financial statements (excluding footnotes) within 30 days of the end of each month prior to the Closing Date, (vi) taking all actions required to be taken by the Company prior to the Effective Time with respect to the Convertible Notes and facilitating the settlement of the Call Options and Warrants, (vii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by Parent (including a certificate of the Chief Financial Officer of the Company or any of its Subsidiaries with respect to solvency matters) and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay off of existing indebtedness and the release of related Liens, if any); provided, that no obligation of the Company or any Subsidiary under such executed documents shall be effective until the Effective Time, and (viii) taking all corporate actions, subject to the occurrence of the Effective Time, required to permit the consummation of the Debt Financing or the Alternative Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time. The Company will cause to be provided (1) with respect to any indebtedness of the Company or any of its Subsidiaries that is being repaid at or prior to the

Effective Time, payoff letters, UCC termination statements, releases and similar evidences of termination with respect to such indebtedness and (2) a non-United States real property holding corporation affidavit dated as of the Closing Date signed under penalty of perjury, and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(f) and Section 897 of the Code, so that Parent is exempt from withholding any portion of the aggregate Merger Consideration thereunder.

(e) The Company hereby consents to the use of its and its Subsidiaries’ logos as may be reasonably necessary in connection with the Debt Financing or Alternative Financing; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

(f) Parent acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives shall not have any responsibility for, or incur any liability to, any Person under, any financing that Parent may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.2 and that Parent and Merger Sub shall indemnify and hold harmless the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any Alternative Financing and any information utilized in connection therewith. Upon termination of this Agreement in accordance with Article VIII, Parent shall promptly reimburse the Company for any expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 6.2(f). Notwithstanding anything in this Agreement to the contrary, none of the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing or the Alternative Financing prior to the Effective Time.

Section 6.3 No Control of Other Party’s Business. Except as set forth in Section 6.1, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.4 Acquisition Proposals.

(a) Subject to Sections 6.4(b)-(g), the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney, consultant or accountant retained by the Company or any of its Subsidiaries (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, propose or knowingly encourage (including by providing information) or take any other action knowingly to facilitate any inquiries, proposals, offers, discussions or requests with respect to, or the making or completion of, or that may reasonably be expected to lead to an Acquisition Proposal, (ii)

engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to, or afford access to the property, books and records of, the Company or any of its Subsidiaries, to any Person that has made or, to the knowledge of the Company, is considering making, an Acquisition Proposal, or grant any waiver, amendment or release under any standstill or confidentiality agreement, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Sections 6.4(b) or (c) or Section 8.1(c)(ii) shall not be deemed to be a breach of this Section 6.4(a). The Company agrees that in the event any of its Representatives takes any action which, if taken by the Company would constitute a breach of this Section 6.4, then the Company shall be deemed to be in breach of this Section 6.4. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.4(a), at any time following the date of this Agreement and prior to the Company’s receipt of the Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 6.4(a) and that the Company Board determines constitutes or is reasonably likely to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal if and only if, prior to providing such information such Person has executed a confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement, except that a confidentiality agreement with any such Person shall not be required to include paragraph 8 of the Confidentiality Agreement or any similar provision; provided, however, that any material non-public information provided to such Person has previously been provided to Parent, or is provided to Parent contemporaneously as it is provided to such Person, and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, if, but only if, in the case of both clause (i) and clause (ii) above, the Company Board has concluded in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to furnish such information or engage in such discussions or negotiations would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law.

(c) Neither the Company Board nor any committee thereof shall (i) change, withdraw, modify or qualify in a manner adverse to Parent or Merger Sub its recommendation of this Agreement or the Merger or fail to make a reaffirmation requested by Parent pursuant to Section 6.5(b), (ii) approve or recommend, or cause or permit the Company to enter into, any letter of intent, memorandum of understanding, acquisition agreement or other similar agreement constituting or relating to any Acquisition Proposal (other than a confidentiality agreement pursuant to the terms and conditions of Section 6.4(b)), (iii) except in connection with a tender offer contemplated by Section 6.14, make any recommendation in connection with a tender offer or an exchange offer other than a recommendation against such offer, (iv) exempt any Person or group from the restrictions contained in any state takeover or similar laws, including Section 203 of the DGCL or otherwise cause such restrictions or provisions not to be applicable to such Persons or group or (v) resolve or publicly propose to take any such actions, and the Company shall not (I), except as expressly set forth herein with respect to Parent and Merger Sub, amend the Rights Agreement or take any action to amend, modify or waive the Rights Agreement with respect to any Person other than Parent and Merger Sub or (II) fail to include the Proxy Statement in the Recommendation (any of the foregoing actions of the Company Board or committee thereof described in clauses (i) through (v) above or by the Company described in clauses (I) and (II) above, an “Adverse Recommendation Change”). Notwithstanding anything to the contrary in this Section 6.4, prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof may effect an Adverse Recommendation Change, (A) if (1) the Company receives an Acquisition Proposal that has not been withdrawn and that the Company Board determines in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, constitutes a Superior Proposal, (2) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law, and (3) the Company is in compliance with the terms and conditions of this Section 6.4 including the following sentences of this Section 6.4(c); provided, that the Company shall not enter into a definitive agreement with respect to such Superior Proposal unless this Agreement shall have been validly terminated by the Company in accordance with Section 8.1(c)(ii) (including the payment of the Termination Fee in accordance with the provisions of Section 8.3(b)), or (B) other than in response to an Acquisition Proposal, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law. The Company shall not be entitled to effect an Adverse Recommendation Change with respect to a Superior Proposal unless (i) the Company has complied with the terms and conditions of Section 6.4, (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action, including with such Notice of Superior Proposal all information required to be provided pursuant to Section 6.4(d), (iii) during the five (5) Business Day period following Parent’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its applicable Representatives including its financial and legal advisors, to negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iv) following the end of such five (5) Business Day notice period, the Company Board shall have determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, taking into account any changes to the terms of this Agreement proposed by Parent to the Company in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require, at the end of the applicable notice period, a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.4(c); provided, that in any such event, references to the five (5) Business Day notice period above shall be deemed to be references to a forty-eight (48) hour notice period.

(d) The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) the receipt of an Acquisition Proposal, any inquiries, proposals or offers regarding any Acquisition Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal (and, if known, the identity of each of the debt and equity financing sources), inquiry, proposal or offer and the material terms of any such Acquisition Proposal, inquiry, proposal or offer and, in the case of written materials provided to the Company (including all financing letters), provide Parent copies of such materials as promptly as reasonably practical. The Company shall keep Parent informed on a current basis of the status, terms and substance of any discussions or negotiations including amendments and proposed amendments of any such Acquisition Proposal, inquiry, proposal or offer. The Company agrees that none of it or its Subsidiaries shall enter into any confidentiality or other agreement with any Person after the date hereof which prohibits the Company from complying with its obligations under this Section 6.4.

(e) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s stockholders if, in the judgment of the Company Board, concluded in good faith, after consultation with the Company’s outside legal counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, that any disclosure permitted by this Section 6.4(e) (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Company Board (or any committee thereof) expressly reaffirms the Recommendation by the Company Board within three (3) Business Days (and at least two (2) Business Days prior to the Company Stockholders Meeting).

(f) No Adverse Recommendation Change, termination of this Agreement under Section 8.1(c)(ii) or Section 8.1(d)(ii) or any similar action shall in any event change, or be deemed to otherwise eliminate, the approval of this Agreement by the Company Board and the transactions contemplated hereby for purposes of causing the Rights Agreement, Takeover Laws or other state law (including Section 203 of the DGCL) to become applicable to any of Parent, Merger Sub, any of their respective Affiliates, this Agreement, the Merger or the other transactions contemplated hereby.

(g) As used in this Agreement:

(i) “Acquisition Proposal” means any bona fide inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries relating to, in a single transaction or series of related transactions, (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) (B) the acquisition of twenty percent (20%) or more of the outstanding shares of any class of capital stock of the Company or twenty percent (20%) or more of the voting power represented by the outstanding voting securities of the Company, (C) a tender offer or exchange offer that, if consummated, would result in any Person or group of Persons beneficially owning twenty percent (20%) or more of the outstanding Common Stock of the Company, or (D) the acquisition in any manner, directly or indirectly, of over 20% of the consolidated total assets of the Company and its Subsidiaries (or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable) including, for this purpose, the outstanding assets and equity securities of the Subsidiaries of the Company, in each case other than the Merger.

(ii) “Superior Proposal” means any Acquisition Proposal (A) on terms which the Company Board determines in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all of the terms, conditions and impact of such proposal (including the likelihood, ability to finance, conditionality and timing of consummation of such proposal and taking into account any and all antitrust review or other regulatory process aspects as well as potential litigation), and this Agreement and (B) that the Company Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%” and any transaction described in clause (A) of the definition of Acquisition Proposal must result in a third party acquiring more than 50% of the outstanding shares of common stock of the Company or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole.

Section 6.5 Preparation of Proxy Statement; Stockholders’ Meeting.

(a) As promptly as reasonably practicable (and in any event within twenty (20) Business Days after the date of this Agreement), the Company shall, with the assistance and approval (not to be unreasonably withheld or delayed) of Parent, prepare and shall cause to be filed with the SEC the Proxy Statement. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and in responding to any comments of the SEC staff thereon. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall (i) promptly notify Parent and Merger Sub of the receipt of any comments from the SEC or its staff with respect to the Proxy Statement and any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information, (ii) supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement, and (iii) provide Parent with an opportunity to review and comment on any such document filing or response prior to their submission and to include in such document filing or response any comments reasonably proposed by Parent. Each of Parent, Merger Sub and the Company agree to correct, to the extent required by applicable Law, any information provided by it for use in the Proxy Statement which shall have become false or misleading by filing an appropriate amendment or supplement describing such information with the SEC and the Company shall disseminate such information to its stockholders, as applicable. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of either the Company or Parent’s Subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, respectively, which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the other.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) including, (x) not more than 5 Business Days after the Proxy Statement has been cleared by the SEC, mailing the Proxy Statement to the holders of Common Stock as of the record date established for the Company Stockholders Meeting and (y) holding the Company Stockholders Meeting; provided, however, that in no event shall such meeting be held earlier than 60 days (and no later than 30 days following clearance of the Proxy Statement by the SEC) following the date of this Agreement and any adjournments or postponements of such meetings shall require the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned; provided, that notwithstanding the foregoing, Parent may require the Company to adjourn or postpone such meeting one (1) time, (ii) shall advise Parent as Parent may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Stockholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Stockholder Approval and (iii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.4(c), (A) include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the approval of this Agreement and the Merger (the “Recommendation”), (B) use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement required to consummate the transactions contemplated by this Agreement, including the Merger and (C) publicly reaffirm the Recommendation within two (2) Business Days after any request by Parent which request may be made one (1) time by Parent (not including any requests or communications by Parent with respect to any reaffirmations that are made by the Company Board in response to any disclosure obligations as set forth in Section 6.4(e)) no later than seven (7) Business Days prior to the Company Stockholders Meeting. At such Company Stockholders Meeting, the Company shall, through the Company Board or any committee thereof, make the Recommendation. Unless this Agreement is validly terminated in accordance with Article VIII, the Company shall establish a record date for, duly call, give notice of, convene and hold a Company Stockholders Meeting at which it shall submit this Agreement to its stockholders even if the Company Board shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected an Adverse Recommendation Changed or proposed or announced any intention to do so. Without the prior written consent of Parent, adoption of this Agreement and the transactions contemplated hereby (including the Merger) is the only matter (other than procedural matters) which the Company shall propose to be acted on by the Stockholders at the Company Stockholders Meeting.

Section 6.6 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement pursuant to Article VIII hereof, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, (i) afford to Parent reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, financing sources and Representatives, properties, offices, other facilities, documents, agreements, contracts (including customer contracts) and books and records, (ii) promptly furnish Parent with all financial, operating and other data and information as Parent shall reasonably request (including, monthly financial reports prepared by management consistent with past practice; and, as and when received or developed, performance information regarding any “earn out” obligations of the Company) and (iii) promptly upon request by Parent, furnish Parent with a copy of each report, schedule and other document filed or received by the Company or any of its Subsidiaries after the date hereof pursuant to the requirements of the federal or state securities or Tax Laws. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees, in the aggregate, of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information to the extent that such access or disclosure would (x) breach any agreement with any third-party, (y) constitute a waiver of the attorney-client or other privilege held by the Company or (z) otherwise violate any applicable Law. The parties shall seek appropriate substitute disclosure arrangements under circumstances in which the immediately preceding sentence applies.

(b) Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms; provided, that (i) Parent and Merger Sub shall be entitled to contact third parties as potential sources of equity financing for the transactions contemplated hereby so long as such Persons agree to be bound by the terms and conditions of the Confidentiality Agreement and (ii) the execution of this Agreement by the Company constitutes written consent of the Company allowing all actions of the Parent or Merger Sub permitted or contemplated by this Agreement (including Section 6.4). The Company agrees that the Confidentiality Agreement is hereby amended to permit Parent, Merger Sub and their Affiliates to purchase any debt or equity securities of the Company at any time, and from time to time, following the filing of the Proxy Statement with the SEC.

Section 6.7 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the conditions set forth in Article VII to be satisfied and to consummate the Merger and the other transactions contemplated by this Agreement; provided that all obligations of the Company, Parent and Merger Sub relating to the Financings shall be governed exclusively by Section 6.2 and not this Section 6.7. In furtherance and not in limitation of the foregoing, each party hereto agrees to use its reasonable best efforts to (i) make appropriate filings under and take all reasonable steps as may be necessary to receive approval from, or to avoid an action or proceeding under, any Antitrust Law, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five (5) Business Days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) obtain all approvals, consents, registrations, licenses, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated hereby and to maintain and preserve the benefits of any Contracts or agreements to which the Company or any of its Subsidiaries is a party after the consummation of the transactions contemplated by this Agreement; provided, however, that in obtaining consent or approval from any Person (other than a Governmental Entity) with respect to the transactions contemplated hereby, (x) without the prior written consent of Parent, which shall not be unreasonably withheld or delayed, none of the Company nor any of its Subsidiaries shall pay or commit to pay any amount to any Person or incur any liability or other obligation or materially modify any Contract and (y) neither Parent nor Merger Sub shall be required to pay or commit to pay any amount or incur any liability or obligation. In the event that the Company shall fail to obtain any third party approval, consent, registration, licenses, permit, authorization or other confirmation described in clause (ii) above, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could be reasonably expected to result, after the Effective Time, from the failure to obtain such approval, consent, registration, licenses, permit, authorization or other confirmation.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.7(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, and (iv) subject to applicable Laws relating to the exchange of information and advice of counsel, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated hereby.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.7(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Parent and Merger Sub and the Company shall each use its reasonable best efforts to promptly resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby, including, without limitation, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or business of Parent or its Subsidiaries or the Company or its Subsidiaries and (ii) otherwise taking or committing to take any actions that after the Closing would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to resolve such objections or suits; provided, however, that neither the Company nor any of its Subsidiaries nor Parent nor any of its Subsidiaries or Affiliates shall be obligated to, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, hold separate, dispose of any assets or conduct or change its business unless such requirement, condition, understanding, agreement or order is binding on the Company or any of its Subsidiaries or on Parent or any of its Subsidiaries or Affiliates, as the case may be, only in the event the Closing occurs. Notwithstanding the foregoing, in no event shall the provisions of this Section 6.7 obligate the Guarantors or any of their Affiliates to agree to (i) limit in any manner whatsoever its ability to conduct their respective businesses or otherwise or own and control the Parent or the Surviving Corporation or (ii) divest any portfolio investments.

(d) Subject to the obligations under Section 6.7(c), in the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Section 6.8 Employment and Employee Benefits Matters; Other Plans.

(a) Without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent or any of its Affiliates and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions of existing Company Plans set forth in Section 6.8(a) of the Company Disclosure Letter and to provide 100% of the severance payments and benefits required thereunder to be provided to any Company Employee terminated during that twelve (12) month period.

(b) Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent or any of its Affiliates and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for any Company Employee (i) subject to paragraph (a) above, cash compensation levels (such term to include salary, bonus opportunities, commissions and severance, but shall not include any equity-based compensation) that are in the aggregate no less favorable than, and (ii) benefits (including the costs thereof to Company Plan participants) provided under Company Plans to the extent such Company Plans are disclosed in Section 6.8(b) of the Company Disclosure Letter (other than any equity based benefits) that in the aggregate are no less favorable than, the overall cash compensation levels and benefits ( other than any equity-based compensation or benefits) maintained for and provided to such Company Employees immediately prior to the Effective Time; provided, however, that nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to or comply with applicable Law or that are permitted by the existing terms of any Company Plans, and nothing in this Agreement shall be construed to limit the ability of Parent, the Company, the Surviving Corporation, or any of their Affiliates to terminate the employment of any employee (including any Company Employee) at any time and for any or no reason.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (other than any equity based plans or arrangements or any non-qualified deferred compensation plans or arrangements) for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time under an analogous Company Plan. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall, to the extent permitted by the law: (i) cause there to be waived any pre-existing condition or eligibility limitations in the plan year in which the Effective Time occurs to the extent waived or otherwise satisfied under an analogous Company Plan immediately prior to the Effective Time and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations for the plan year in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar Company Plans immediately prior to the Effective Time.

(d) From and after the Effective Time, except as otherwise agreed in writing between Parent or any of its Affiliates and a Company Employee or as otherwise provided in this Agreement, Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any officer, director or employee of that company to the extent disclosed in Section 6.8(d)(i) of the Company Disclosure Letter, (ii) all obligations in effect as of the Effective Time under any non equity-based bonus or bonus deferral plans, programs or agreements of the Company or its Subsidiaries to the extent such plans, programs and agreements are disclosed in Section 6.8(d)(ii) of the Company Disclosure Letter and (iii) all obligations in effect as of the Effective Time pursuant to outstanding restoration plans, programs or agreements, and all vested and accrued benefits under any non equity-based employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or its Subsidiaries to the extent such plans, programs, agreements and arrangements are disclosed in Section 6.8(d)(iii) of the Company Disclosure Letter; provided, however, that nothing herein shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to or comply with applicable Law or that are permitted by the existing terms of any Company Plan.

(e) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (together with any similar state or local Law, “WARN”) without complying with all provisions of WARN or any similar provision of applicable foreign Law.

(f) No provision of this Section 6.8 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any Company Plan, any benefit plan, program, agreement, or arrangement or the terms of any sub-agreements or sub-plans, terms and conditions, restrictive covenants, or participation requirements thereof, except and to the extent such amendment is explicitly contemplated by the express language of this Agreement; (ii) shall limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any current or former employee (including any Company Employee) or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person (including any Company Employee) any rights or remedies hereunder, including the right to enforce any obligations of Parent or the Surviving Corporation contained herein as a third party beneficiary; provided that this Agreement shall be deemed to confer on the applicable individuals the right to the payments described in Section 3.2.

(g) The Company shall take any actions with respect to the Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that (i) participation in the ESPP shall be limited to those employees who were participants on the date hereof, (ii) such participants may not increase their payroll deduction election or purchase elections from those in effect on the date hereof, (iii) the ESPP shall terminate, effective immediately before the Effective Time, (iv) each purchase right under the ESPP outstanding immediately before the Effective Time shall be automatically exercised by applying the payroll deductions of each current participant in the ESPP for such offering period, as defined in the ESPP (each, an “Offering Period”) to the purchase of whole shares of Company common stock (subject to the provisions of the ESPP regarding the number of shares purchasable per participant) at a purchase price per share equal to 95% of the lower of (A) the fair market value per share of Company common stock on the Purchase Date (as defined in the ESPP) and (B) the fair market value per share of Company common stock on the last business day before the Effective Time and (v) there shall not be any additional Offering Period commencing following the date of this Agreement under the ESPP.

Section 6.9 Takeover Laws. Parent, the Company and their respective Boards of Directors shall (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the transactions provided for in this Agreement.

Section 6.10 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby (the “Transaction Litigation”), it being agreed that Parent shall be given an opportunity to participate, at its own cost and expense, in the defense and/or prosecution of such Transaction Litigation or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 6.10, the Company’s compliance or failure of compliance with this Section 6.10 shall not be taken into account for purposes of determining whether the condition referred to in section (c) of Annex II to this Agreement shall have been satisfied.

Section 6.11 Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer and director of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or (ii) the Merger, this Agreement and the transactions and actions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof. In the event of any such Action, each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof, within ten (10) Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced first provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; provided further, that neither Parent nor the Surviving Corporation shall be required to indemnify or advance expenses to any Indemnified Party in connection with an Action (or part thereof) initiated by such Indemnified Party unless such Action (or part thereof) was authorized by the board of directors.

(b) Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six (6) years from the Effective Time.

(c) For a period of six (6) years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 400% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 400% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 400% of such last annual premium. Parent and the Company shall work together to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.11 shall continue in effect until the final disposition of such Action.

(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 6.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.11.

Section 6.12 Rule 16b-3. Prior to the Effective Time, the Company shall use its reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Section 6.14 Tender Offer. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or otherwise, in the event that Parent determines, the Parent shall have the right but not the obligation to commence, or to cause Merger Sub or another one of its affiliates (such entity, the “Tender Offeror”) to commence, at any time after the date hereof, a cash tender offer for 100% of the issued and outstanding shares of Common Stock at a purchase price per share, net to the holders thereof, equal to the Merger Consideration; provided, that (i) it shall be a condition to the obligation of the Tender Offeror to accept for payment and pay for shares of Common Stock tendered in the tender offer that more than 50% of the outstanding shares of Common Stock be tendered in the tender offer (such condition, the “Minimum Condition”), (ii) except for the Minimum Condition, the obligation of the Tender Offeror to accept for payment and pay for shares of Common Stock tendered in the tender offer shall not be materially more conditional than the obligation of the Parent and Merger Sub to consummate the Merger, (iii) the Parent, Merger Sub and/or the Tender Offeror shall be obligated to consummate (x) the Merger or (y) a merger providing for cash consideration at least equal to the Merger Consideration and which shall otherwise be on terms and conditions no less favorable to the holders of shares of Common Stock than the Merger, (iv) the tender offer shall comply with all applicable Laws, including the Exchange Act, Sections 14(d) and 14(e) thereof and the rules, regulations and schedules promulgated thereunder, and (v) the tender offer shall otherwise be conducted on the terms and conditions set forth on Annex II. The parties hereto shall (a) negotiate in good faith and as expeditiously as practicable any and all amendments, modifications or waivers of this Agreement and the Confidentiality Agreement necessary or appropriate to implement this Section 6.14, (b) make any and all amendments or modifications to the Proxy Statement, (c) make any and all filings with or submissions to (and/or make any and all amendments or modifications to existing filings or submissions), and seek any and all consents, authorizations and permits from, any Governmental Authority necessary or appropriate in light of the tender offer, including under the HSR Act, any other Antitrust Law or other applicable Law or otherwise, and (d) otherwise use reasonable best efforts to implement this Section 6.14 and to ensure the Merger and the tender offer comply with all applicable Laws and are consummated. For avoidance of doubt, the Company acknowledges that the representations and warranties set forth in Sections 4.19 and 4.20 apply to the tender offer described in this Section 6.14.

Section 6.15 Termination of Indebtedness. Prior to the Effective Time, the Company shall deliver to Parent copies of payoff letters, in commercially reasonable form, from the administrative agent under the Credit Agreement and shall make arrangements for the release of all Liens and the release of all obligations and guarantees under the Credit Agreement over the Company’s and its Subsidiaries’ properties and assets securing such obligations, in each case subject to delivery of funds as arranged by Parent and Merger Sub, if necessary.

Section 6.16 Settlement of Related Actions. Neither the Company nor any of its Subsidiaries shall compromise, settle, come to an arrangement regarding or agree to compromise settle or come to an arrangement regarding any Action relating to this Agreement or the transactions contemplated hereby, or consent to the same unless Parent shall otherwise consent in writing; provided, that with respect to any Action involving monetary damages only, such consent shall not be unreasonably withheld or delayed.

Section 6.17 Resignation of Directors. The Company shall cause each of the directors of the Company and its Subsidiaries, in each case, to the extent requested by Parent no less than ten (10) Business Days prior to the Closing Date, to submit a letter of resignation or otherwise be removed, effective on the Closing Date.

Section 6.18 Termination of Affiliate Arrangements. Prior to the Effective Time, the Company shall terminate all Contracts and other arrangements with all officers, directors and shareholders of the Company, without any monetary or other liability having been incurred or satisfied by the Company or any of its Subsidiaries under such Contracts or other arrangements, on or after the date hereof.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger; and

(c) HSR Act; Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

Section 7.2 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

Section 7.3 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of, or waiver by Parent of, the following further conditions:

(a) the representations and warranties of the Company contained in Sections 4.1 (Organization, Standing and Power), 4.2 (Capital Stock), 4.3 (Authority), 4.19 (State Takeover Statutes), 4.20 (Rights Plan) and 4.22 (Brokers) shall be true and correct in all respects, and the remaining representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, “Material Adverse Effect” or dollar thresholds qualifications therein) shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in each case as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of another date, in which case as of such date) and the Company shall have delivered to Parent a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that to such officer’s knowledge the conditions set forth in this Section 7.3(a) have been satisfied; and

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing and the Company shall have delivered to Parent a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that to such officer’s knowledge the conditions set forth in this Section 7.3(b) have been satisfied.

Section 7.4 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of, or waiver by the Company of, the following further conditions:

(a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications) shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in each case as of the Closing with the same effect as though made on and as of the Closing (except to the extent expressly made as of another date, in which case as of such date) and Parent shall have delivered to the Company a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that to such officer’s knowledge the conditions set forth in Section 7.4(a) have been satisfied;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing and Parent shall have delivered to the Company a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that to such officer’s knowledge the conditions set forth in Section 7.4(b) have been satisfied; and

(c) consistent with Section 3.4, Parent shall have caused to be deposited with the Paying Agent cash in an aggregate amount sufficient to pay the aggregate Merger Consideration.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger has not been consummated on or before October 31, 2008 (the “Outside Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date and such action or failure to perform constitutes a breach of this Agreement;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 6.7; or

(iii) if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain such Company Stockholder Approval at a duly held Company Stockholders Meeting or at any adjournment or postponement thereof.

(c) by the Company:

(i) if Parent or Merger Sub shall have materially breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement (other than the breach or failure to perform by either of Parent or Merger Sub of any of its covenants and agreements in Section 6.2, which such breach or failure to perform shall permit the Company to terminate this Agreement only on or following the Outside Date) which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 and (B) cannot be cured by the Outside Date; provided, that the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement providing for the implementation of a transaction that is a Superior Proposal; provided, that the Company has complied with Section 6.4; or

(iii) if the conditions set forth in Section 7.1 and Section 7.3 of this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at Closing) on the final day of the Marketing Period and Parent or Merger Sub has failed to consummate the Merger no later than five (5) Business Days after the later of (A) the final day of the Marketing Period and (B) the date on which the Company notifies Parent that all conditions to closing set forth in Section 7.4 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at Closing but which conditions would be satisfied if such date were the Closing Date).

(d) by Parent:

(i) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 and (B) cannot be cured by the Outside Date; provided, that Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating the Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) (A) the Company Board shall have effected an Adverse Recommendation Change, or (B) the Company shall have breached in any material respect any of its obligations under Section 6.4, Section 6.5 or, if applicable, Section 6.14.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under clause (a)) shall give written notice of such termination to the other party specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination. In the event of termination of the Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Sections 4.22 and 5.10 (Brokers), Section 6.13 (Public Announcements), this Section 8.2, Section 8.3 (Fees and Expenses), Section 8.4 (Amendment or Supplement), Section 8.5 (Extension of Time; Waiver) and Article IX (General Provisions) of this Agreement shall survive the termination hereof and there shall be no liability on the part of Parent or Merger Sub or the Company, except (a) the Company or Parent may have liability as provided in Section 8.3 and (b) subject to the provisions of Section 8.3 and Section 9.10, nothing shall relieve any party from liability for willful breach of its representations and warranties or covenants under this Agreement or fraud.

Section 8.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger, and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger or the Offer (as contemplated by Section 6.14) is consummated.

(b) In the event that:

(i) (A) an Acquisition Proposal shall have been publicly disclosed or communicated to the Company following that date hereof, (B) this Agreement is terminated by Parent or Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i), and (C) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal; provided, that for purposes of clause (C) of this Section 8.3(b)(i), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii)

then, in any such case, the Company shall pay Parent or an Affiliate of Parent designated in writing by Parent a termination fee of $50,000,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion and provided that in no event shall any portion of the Termination Fee be paid to any Apax Guarantor. Notwithstanding anything in this Agreement to the contrary, the payment of the Termination Fee shall be the exclusive remedy of Parent and Merger Sub with respect to a termination of this Agreement described in Sections 8.3(b)(i)-(iii). Payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to or consummation of any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 8.3(b)(i); (ii) simultaneously with, and as a condition precedent to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 8.1(c)(ii) (and any purported termination pursuant to this Section shall be void and of no force and effect unless the Company shall have made such payment) or (iii) within two (2) Business Days after termination by Parent pursuant to Section 8.1(d)(ii).

(c) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay to the Company a termination fee of $65,000,000 in cash, (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. If the Parent Termination Fee becomes payable pursuant to this Section 8.3(c), it shall be paid no later than two (2) Business Days after the termination of this Agreement pursuant to Section 8.1(c)(iii). Any amount that becomes payable pursuant to this Section 8.3(c) shall be paid by wire transfer of same day funds to an account designated in writing by the Company.

(d) Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the amounts set forth in this Section 8.3, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3 from the date of termination of this Agreement through the date such payment is actually received at a rate per annum equal to 6%.

(e) Except in the event of willful breach by either Parent or Merger Sub of its representations and warranties or covenants under this Agreement or fraud by Parent or Merger Sub, (i) the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to Section 8.3(c) or the Guarantors pursuant to the Limited Guarantees in respect thereof shall be the sole and exclusive remedy of the Company and its Affiliates against the Parent Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party or a party’s stockholders, taking into consideration all relevant matters, including other combination opportunities, the time value of money, a party’s obligation to mitigate, and relevant market conditions (tested over a relevant period), “Company Damages”), and (ii) upon payment of such amount none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall also be obligated with respect to Section 8.3(d) and the Guarantors under the Limited Guarantees in respect of Section 8.3(d)). Without limiting the Company’s right to receive the Parent Termination Fee, in the event of willful breach by either Parent or Merger Sub of its representations and warranties or covenants under this Agreement or fraud by Parent or Merger Sub, the Company and any of the Affiliates that are controlled by the Company shall be entitled to seek Company Damages against Parent or Merger Sub; provided, that the maximum aggregate liability (inclusive of the Parent Termination Fee) of Parent or Merger Sub shall not exceed the Parent Liability Limitation (as defined below).

(f) Without limiting Parent’s rights under Section 9.10, and except in the event of willful breach by the Company of its representations and warranties or covenants under this Agreement or fraud by the Company, (i) Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) shall be the sole and exclusive remedies of Parent and Merger Sub against the Company Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party or a party’s stockholders, taking into consideration all relevant matters, including other combination opportunities, the time value of money, a party’s obligation to mitigate, and relevant market conditions (tested over a relevant period), “Parent Damages”), and (ii) upon payment of such amount(s), none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated with respect to Section 8.3(d)). Without limiting Parent’s rights to receive the Termination Fee, or its remedies under Section 9.10, in the event of willful breach by the Company of its representations and warranties or covenants under this Agreement or fraud by the Company, Parent shall be entitled to seek Parent Damages against the Company, whether or not the Termination Fee has been paid or is payable; provided, that the maximum aggregate liability (inclusive of the Termination Fee and the Parent Expenses) of the Company shall not exceed the Company Liability Limitation.

(g) Notwithstanding anything herein to the contrary, the maximum aggregate liability of Parent and Merger Sub for all Company Damages shall be limited to $100,000,000 and including, to the extent of any payment, the Parent Termination Fee) plus any amounts that may be payable under Section 8.3(d) (the “Parent Liability Limitation”) and the maximum aggregate liability of Company for all Parent Damages shall be limited to $100,000,000 (including, to the extent of any payment, the Termination Fee) plus any amounts that may be payable under Section 8.3(d) (the “Company Liability Limitation”), and in no event shall (i) the Company or any of the Affiliates that are controlled by the Company seek or permit to be sought on the Company’s behalf any other Company Damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against Parent, Merger Sub, the Guarantors or any other Parent Parties in excess of the Parent Liability Limitation in connection with this Agreement or the transactions contemplated hereby and (ii) Parent or Merger Sub seek any other Parent Damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against the Company, its Subsidiaries or any other Company Parties in excess of the Company Liability Limitation in connection with this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 8.3 shall limit the rights of Parent and Merger Sub under Section 9.10. Parent and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to Parent Damages, any of the Company Parties (other than the Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any of the Parent Parties (other than Parent to the extent provided in this Agreement and the Guarantors to the extent provided in the Limited Guarantees), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantors or any other Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from the Guarantors (but not any other Parent Party (including any general partner or managing member)) under and to the extent provided in the Limited Guarantees and subject to the Parent Liability Limitation and the other limitations described therein. Recourse against the Guarantors under the Limited Guarantees shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantors and any other Parent Party (other than Parent to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby. The Company acknowledges that both Parent and Merger Sub are newly-formed companies and do not have any material assets or liabilities except in connection with this Agreement.

Section 8.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors or general partner, as applicable, at any time prior to the Effective Time, whether before of after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law or the rules of the Nasdaq Global Select Market requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

Section 8.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors or general partner, as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law or the rules of the Nasdaq Global Select Market requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent, Merger Sub or the Surviving Corporation, to:

c/o Apax Partners, L.P.
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention:	Buddy Gumina
Facsimile:	(646) 349-3306

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attention:	Kirk A. Radke and Kim Taylor
Facsimile:	(212) 446-4900

(b) if to Company, to:

The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660
Attention:	General Counsel
Facsimile:	(949) 219-2197

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612
Attention:	Thomas D. Magill
Facsimile:	(949) 475-4648

Section 9.3 Certain Definitions. For purposes of this Agreement:

(a) “2005 Indenture” means the Indenture dated as of October 5, 2005 by and between the Company and Wells Fargo Bank, National Association.

(b) “2007 Indenture” means the Indenture dated as of April 17, 2007 by and between the Company and Wells Fargo Bank, National Association.

(c) “2012 Notes” means the Company’s 1.125% Convertible Senior Notes due 2012.

(d) “2025 Notes” means the Company’s 2.75% Convertible Senior Notes due 2025.

(e) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(f) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executed order to be closed;

(g) “Company Parties” means, collectively, the Company and its Subsidiaries and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing;

(h) “Confidentiality Agreement” means that certain confidentiality agreement, dated January 17, 2008 by and between Apax Partners, L.P. and The TriZetto Group, Inc. which supersedes any previous confidentiality agreement entered into between such parties.

(i) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(j) “Convertible Notes” means each of the 2012 Notes and the 2025 Notes.

(k) “Indentures” means each of the 2005 Indenture and the 2007 Indenture.

(l) “knowledge” of the Company means the actual knowledge of the individuals listed in Section 9.3(l) of the Company Disclosure Letter;

(m) “Parent Parties” shall mean, collectively, Parent, Merger Sub, the Guarantors or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing;

(n) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(o) “SEC” means the Securities and Exchange Commission; and

(p) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

Section 9.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a Person are also to its permitted successors and assigns.

Section 9.5 Entire Agreement. This Agreement (including the Annex and Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.6 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than with respect to the provisions of Section 6.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof.

Section 9.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 9.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub may assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Enforcement. The parties agree that immediate and irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company. Accordingly, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement against the Company in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity (in each case subject to the Company Liability Limitation in respect of Parent Damages). Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. Notwithstanding anything herein to the contrary, the parties further acknowledge and agree that none of the Company or its Affiliates shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub, to enforce specifically the terms and provisions of this Agreement against Parent or Merger Sub or otherwise to obtain any equitable relief or remedy against Parent or Merger Sub and that the Company’s sole and exclusive remedy with respect to any such breaches, acts or omissions by Parent or Merger Sub shall be the remedies available to the Company pursuant to the terms and conditions of, and subject to the limitations of, Section 8.3.

Section 9.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 9.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.15 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 9.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TZ HOLDINGS, L.P.

By:	TZ Holdings GP, L.L.C.,
its General Partner

By:	Apax Partners, L.P., its sole Member

By:	/s/ Peter Jeton
Name:	Peter Jeton
Title:	Chief Operating Officer

TZ MERGER SUB, INC.

By:	/s/ William Gumina
Name:	William Gumina
Title:	Vice President

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE TRIZETTO GROUP, INC.

By:	/s/ Jeffrey H. Margolis
Name:	Jeffrey H. Margolis
Title:	Chief Executive Officer

ANNEX I

Form of Rights Plan Amendment

See Attached.

ANNEX II

1. Subject to compliance with Section 6.14 of the Agreement, Merger Sub (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, and (iii) may terminate or amend the tender offer contemplated under Section 6.14 of the Agreement (the “Offer“) as to Shares not then paid for, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to Section 6.14 of the Agreement): (A) the Minimum Condition shall not have been satisfied; (B) the applicable waiting period (and any extension thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated; or (C) any of the following conditions exists:

(a) there shall be instituted or pending any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, or a Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Offer, the Merger or any other transaction contemplated by the Agreement;

(b) the representations and warranties of the Company contained in Sections 4.1 (Organization, Standing and Power), 4.2 (Capital Stock), 4.3 (Authority), 4.19 (State Takeover Statutes), 4.20 (Rights Plan) and 4.22 (Brokers) shall be true and correct in all respects, and the remaining representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, “Material Adverse Effect” or dollar thresholds qualifications therein) shall be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect, in each case as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of another date, in which case as of such date) and the Company shall have delivered to Parent a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that to such officer’s knowledge the conditions set forth in this Section (b) have been satisfied;

(c) the Company shall have breached or failed to perform in any material respect any of its obligations under the Agreement and such breach or failure to perform shall not have been cured and the Company shall have delivered to Parent a certificate, dated as of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that to such officer’s knowledge the conditions set forth in this Section (c) have been satisfied;

(d) (i) an Adverse Recommendation Change shall have occurred and not been withdrawn, or (ii) the Company shall have approved, endorsed or recommended to the Company’s stockholders an Acquisition Proposal other than the Merger or shall have publicly proposed to effect any of the foregoing; or

(e) the Agreement shall have been terminated in accordance with its terms.

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The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion prior to the expiration of the Offer, except that the conditions relating to receipt of any approvals from any Governmental Entity may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Notwithstanding anything herein to the contrary, if Parent delivers payment of the Parent Termination Fee to the Company, then the Offer shall automatically terminate.

2. Parent Representation on Board. To the extent permitted by applicable Law and the Company Charter and Company Bylaws as in effect on the date hereof, the Company shall take all actions necessary to ensure that, from and after the closing of the Offer, the Company Board and each committee thereof shall include a number of representatives of Parent that is in proportion to the percentage ownership of the Company represented by the Shares tendered and purchased by Parent in the Offer.

3. Short-form Merger. Upon closing of the Offer, if permitted by the DGCL, the Company shall take all action necessary and permitted by applicable Law or the rules of any applicable stock exchange (including the issuance of a “top-up” option to Parent) to give effect to a “short form” merger in lieu of the Merger; provided, that the per share consideration payable in such merger shall be a cash amount equal to the Merger Consideration.

4. Subsequent Offering Periods. Subject to Parent’s obligations under Section 6.14 of the Merger Agreement (including with respect to the timing of the consummation of the Merger), the Offer may be extended at Parent’s discretion up to the Outside Date.

5. Shareholder Lists. To the extent permitted by applicable Law, the Company shall provide Parent and its representatives with reasonable access to the Company’s shareholder lists and take other reasonable and customary actions as required to facilitate the Offer.

Notwithstanding anything contained in this Annex II, neither Parent nor Merger Sub may rely on the failure of any condition set forth herein to be satisfied if such failure was caused by the breach of the Agreement by Parent or Merger Sub, or the failure by Parent or Merger to fulfill any of their respective obligations thereunder.

The capitalized terms used in this Annex II and not defined herein shall have the respective meanings ascribed to them in the Agreement and Plan of Merger (the “ Agreement”), dated as of April 11, 2008, between TZ Holdings, L.P., a Delaware limited partnership, TZ Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent and The TriZetto Group, Inc., a Delaware corporation.

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